UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number - 001-34045

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Enovis 401(k) Savings Plan Plus
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, DE 19808

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Enovis 401(k) Savings Plan Plus
Wilmington, Delaware

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Enovis 401(k) Savings Plan Plus (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2014.

Miami, Florida
June 26, 2025

ENOVIS 401(k) SAVINGS PLAN PLUS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023

Assets
Investments, at fair value	$289,205,661	$258,254,158
Receivables:
Employer contributions	453,086	349,357
Notes receivable from participants	2,789,070	2,737,950
Total receivables	3,242,156	3,087,307
Net assets available for benefits	$292,447,817	$261,341,465

See Notes to Financial Statements.

ENOVIS 401(k) SAVINGS PLAN PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024

Additions to net assets attributed to:
Contributions:
Participant	$15,854,940
Employer	8,874,424
Rollovers	4,946,950
Total contributions	29,676,314
Net investment income:
Dividends and interest	3,617,020
Net appreciation in fair value of investments	35,852,665
Total net investment income	39,469,685
Interest income from notes receivable from participants	220,062
Total additions	69,366,061

Deductions from net assets attributed to:
Benefits paid to participants	37,875,894
Administrative expenses, net	383,815
Total deductions	38,259,709

Net increase	31,106,352

Net assets available for benefits:
Beginning of plan year	261,341,465
End of plan year	$292,447,817

See Notes to Financial Statements.

ENOVIS 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Enovis 401(k) Savings Plan Plus (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan, as amended and restated as of January 1, 2020 (the “2020 Plan Amendment”), is a defined contribution plan covering substantially all employees of Enovis Corporation and participating affiliates (collectively, “Enovis,” the “Company,” or the “Employer”). Non-resident aliens, leased employees, temporary employees who are not 21 years of age and have not completed at least 1,000 hours of service during an eligibility period, and employees not on payroll in the United States of America are not included in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The plan is administered by Enovis Corporation (the “Plan Administrator”).

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants are automatically enrolled with a 4% deferral contribution upon attainment of the eligibility requirements unless the Company receives signed written documentation from the participant before this date to do otherwise. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan provides for a safe harbor employer match of up to 4% of eligible compensation contributed to the Plan and discretionary employer contribution of eligible compensation for the year ended December 31, 2024, based upon eligibility requirements as detailed in the Plan document. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. On a quarterly basis, participant accounts are charged with a set fee for administrative expenses that are paid by the Plan. Participant initiated transactions are paid directly through participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2024, the Plan offered 13 mutual funds, 13 common collective trust funds, and Enovis common stock as investment options for participants. Effective April 5, 2022, following the Company’s name change and separation of its fabrication technology business, ESAB, Colfax common stock began trading as Enovis common stock and a portion of the common stock in the Plan was converted to ESAB common stock, a new publicly traded stock. However, ESAB common stock is not an investment option available to be purchased through the Plan.

Vesting

Participants vest immediately in their contributions, safe harbor employer contributions, and discretionary employer contributions; plus actual earnings (losses) thereon. Prior to the 2020 Plan Amendment, vesting in discretionary employer contributions was based on years of continuous service as follows: 20% vested after two years of services, 40% vested after three years, 60% vested after four years, and 100% vested after five years of service. Different vesting schedules may apply to certain employees as described in the Plan document due to prior Plan provisions.

Forfeited Accounts

As of December 31, 2024 and 2023, forfeited nonvested accounts totaled $88,125 and $27,047, respectively. On a periodic basis at the discretion of plan management, the Company may use the forfeited nonvested accounts to reduce future employer contributions or pay administrative expenses. During the year ended December 31, 2024, no forfeited nonvested funds were used to reduce Employer contributions or pay administrative expenses.

ENOVIS 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments.

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. For loans to active participants in the Plan, loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Notes receivable from participants are repaid through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%.

Administrative Expenses

Certain expenses of administering the Plan are paid by the Plan through a flat fee pricing arrangement with the recordkeeper and Trustee, Bank of America, N.A. Under this arrangement, each participant is charged a set quarterly fee to cover certain costs of administrating the Plan. Administrative expenses also include member-requested services charged to participant accounts. Investment related expenses are included in Net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Other professional fees paid by the Plan are discussed further in Note 6, “Related Party and Party-In-Interest Transactions”. Certain other administrative expenses associated with maintaining the Plan may be paid by the Company and are excluded from the financial statements.

Voting Rights

Each participant is entitled to exercise voting rights for shares of Enovis and ESAB common stock credited to their account at all times as their respective company’s shareholders vote. The participant is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. The Plan performs fair value measurements in accordance with FASB Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”). The Retirement Plan Advisory Committee determines the Plan’s valuation policies, utilizing information provided by the investment advisors and Trustee. See Note 3, “Fair Value Measurements” for further discussion of investment valuation inputs.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. During the year ended December 31, 2024 there were no deemed distributions from the Plan. Principal and interest are paid through payroll deductions.

ENOVIS 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Contribution Receivable

Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation. Non-elective and profit sharing contributions are recorded in the relevant period in accordance with the terms in the plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

3. Fair Value Measurements

The Plan performs fair value measurements of financial instruments defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One) and the lowest priority to unobservable inputs (Level Three). The three levels of the fair value hierarchy are described below:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

A summary of the Plan's assets that are measured at fair value for each fair value hierarchy level for the periods presented is as follows:

	December 31, 2024
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total
Enovis Corporation common stock	$—	$481,990	$—	$—	$481,990
ESAB Corporation common stock	—	368,044	—	—	368,044
Mutual funds	—	136,481,145	—	—	136,481,145
Common collective trust fund	151,874,482	—	—	—	151,874,482
Total	$151,874,482	$137,331,179	$—	$—	$289,205,661

ENOVIS 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

	December 31, 2023
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total
Enovis Corporation common stock	$—	$524,950	$—	$—	$524,950
ESAB Corporation common stock	—	338,481	—	—	338,481
Mutual funds	—	244,029,168	—	—	244,029,168
Common collective trust fund	13,361,559	—	—	—	13,361,559
Total	$13,361,559	$244,892,599	$—	$—	$258,254,158
__________
(1) In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient (the “NAV”) have not been classified in the fair value hierarchy. These investments, consisting of common collective trusts, are valued using the NAV provided by the Trustee. The NAV is based on the underlying investments held by the fund that are traded in an active market, less its liabilities. These investments can be redeemed in the near term.

The fair value of the investments of the Plan were determined as follows:

Enovis Corporation common stock and ESAB Corporation common stock are valued at the closing price reported on a national securities exchange.

Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The investments in the common collective trust funds, including the Morley Stable Value Fund and the Vanguard Target Retirement Funds, can be redeemed immediately at the current NAV. The NAV as reported by the Trustees are used as a practical expedient to estimate fair value, which is based on the fair value of the underlying assets in the trusts, less its liabilities. The investments are direct filing entities. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2024 or 2023.

Withdrawals for benefit payments and participant directed transfers to noncompeting options are made to plan participants promptly, to the extent possible, but within 30 days after notification has been received. The Morley Stable Value Fund reserves the right to delay plan sponsor-initiated redemptions for up to 365 days, subject to certain conditions.

4. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future Statements of Net Assets Available for Benefits.

5. Tax Status

Effective October 3, 2022, the Plan Sponsor adopted the Pre-Approved Defined Contribution Plan sponsored by Bank of America Merrill Lynch, (the “Pre-Approved Plan”). The Pre-Approved Plan received an opinion letter dated June 30, 2020 in which the Internal Revenue Service (“IRS”) stated that the Pre-Approved Plan was in compliance with the applicable requirements of the Internal Revenue Code (“Code”). In addition, the opinion letter stated that an employer who adopts this Pre-Approved Plan may rely on the opinion letter with respect to the qualification under the Code. Therefore, Plan management believes that the Plan is designed and being operated in compliance with the applicable provisions of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial

ENOVIS 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

6. Related Party and Party-in-Interest Transactions

Plan investments include the Company’s common stock. Enovis Corporation is the administrator of the Plan. For the year ended December 31, 2024, transactions involving the Company's common stock included sales of approximately $122,911 and purchases of approximately $210,704. For the year ended December 31, 2023, transactions involving the Company's common stock included sales of approximately $105,513 and purchases of approximately $278,347. There was no dividend income with respect to the Company’s common stock in either year. At December 31, 2024 and 2023, net realized losses on sale of the Company’s common stock totaled approximately $15,371 and $10,850, respectively, and net unrealized (depreciation) appreciation of the Company’s common stock totaled approximately $(115,383) and $26,163, respectively.

Certain fees of administering the Plan are paid to the Trustees by the Plan. For the year ended December 31, 2024, total fees paid to the Trustees were $341,312. Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2024, total fees paid to an independent registered public accounting firm were $42,500. These transactions qualify as exempt party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants at the time of the termination will remain fully vested in their accounts.

8. Subsequent Events

The Plan has evaluated subsequent events from the date the Statement of Net Assets Available for Benefits through June 26, 2025, the date the financial statements were available to be issued. During this period, no material subsequent events were identified.

ENOVIS 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost(1)	Current Value

Enovis Corporation(2)	Common Stock		$481,990
ESAB Corporation	Common Stock		368,044
AB Small Cap Growth Portfolio Class Z	Mutual Fund		4,168,784
American Beacon Small Cap Value Fund R6 Class	Mutual Fund		3,505,242
Columbia Dividend Income Fund Institutional 3 Class	Mutual Fund		4,268,064
Fidelity 500 Index Fund	Mutual Fund		43,459,639
Fidelity International Index Fund	Mutual Fund		4,818,377
Fidelity Mid Cap Index Fund	Mutual Fund		12,709,493
Goldman Sachs GQG Partners International Opportunities Fund Institutional Shares	Mutual Fund		6,981,039
Janus Henderson Enterprise Fund Class N	Mutual Fund		9,446,660
JPMorgan Large Cap Growth Fund Class R6	Mutual Fund		33,284,134
Loomis Sayles Core Plus Bond Fund Class N	Mutual Fund		4,086,438
PGIM High Yield Fund- Class R6	Mutual Fund		2,672,109
Vanguard Emerging Markets Stock Index Fund Admiral Shares	Mutual Fund		2,401,479
Vanguard Intermediate-Term Bond Index Fund Admiral Shares	Mutual Fund		4,679,687
Vanguard Target Retirement 2020 Fund	Common Collective Trust		3,537,112
Vanguard Target Retirement 2025 Fund	Common Collective Trust		8,451,318
Vanguard Target Retirement 2030 Fund	Common Collective Trust		28,858,051
Vanguard Target Retirement 2035 Fund	Common Collective Trust		18,855,619
Vanguard Target Retirement 2040 Fund	Common Collective Trust		18,206,122
Vanguard Target Retirement 2045 Fund	Common Collective Trust		25,768,355
Vanguard Target Retirement 2050 Fund	Common Collective Trust		16,377,038
Vanguard Target Retirement 2055 Fund	Common Collective Trust		10,091,418
Vanguard Target Retirement 2060 Fund	Common Collective Trust		7,444,630
Vanguard Target Retirement 2065 Fund	Common Collective Trust		2,052,619
Vanguard Target Retirement 2070 Fund	Common Collective Trust		95,481
Vanguard Target Retirement Income Fund	Common Collective Trust		928,335
Morley Stable Value Fund	Common Collective Trust		11,208,384
Total investments per Financial Statements			289,205,661

Participant loans(2)(3)	N/A		2,789,070
			$291,994,731
__________
(1) Cost information is not required for participant-directed investments
(2) A party-in-interest to the plan as defined by ERISA
(3) Annual interest rates range from 4.25% and 9.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:     Enovis Corporation
        Enovis 401(k) Savings Plan Plus

By:

/s/ KATRIONA KNAUS	June 26, 2025
Katriona Knaus Vice President, Finance and Treasurer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm